UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DATAMETRICS CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

238085203

(CUSIP Number)

Andrea Goren

c/o SG Phoenix Ventures LLC

110 East 59th Street, Suite 1901

New York, NY 10022

(212) 759-1909

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238085203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG DMTI Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 386,314,860 shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 386,314,860 shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,314,860 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 386,314,860 shares(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 386,314,860 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,314,860 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

(1) Includes 386,314,860 shares held by SG DMTI Capital LLC, of which SG Phoenix Ventures LLC is the managing member.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 386,314,860 shares(2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 386,314,860 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,314,860 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) IN

(2) Includes 386,314,860 shares held by SG DMTI Capital LLC, of which Mr. Sassower is a managing member of its managing member.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power(3) 386,314,860 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 386,314,860 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,314,860 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) IN

(3) Includes 386,314,860 shares held by SG DMTI Capital LLC, of which Mr. Goren is a managing member of its managing member.

This Schedule 13D is being filed jointly by SG DMTI Capital LLC (“SG DMTI”), SG Phoenix Ventures LLC (“Ventures”), Philip S. Sassower and Andrea Goren (collectively, the “Reporting Persons” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

This Schedule 13D constitutes the initial filing of SG DMTI, Ventures, Philip S. Sassower and Andrea Goren.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person.  The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”) of Datametrics Corporation, a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 1717 Diplomacy Row, Orlando, FL 32809.

Item 2.	Identity and Background

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k) under the Act.

• SG DMTI Capital LLC is a Delaware limited liability company. The principal business of SG DMTI is to invest in and hold equities of the Company.  The principal office and business address of SG DMTI is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022.

• SG Phoenix Ventures LLC is a Delaware limited liability company.  The principal business of Ventures is to manage private equity investment funds or companies.  The principal office and business address of Ventures is 110 East 59th Street, Suite 1901, New York, NY 10022.

• Philip S. Sassower, a United States citizen, is a member of Ventures.  Mr. Sassower’s business address is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022.

• Andrea Goren, a United States citizen, is a member of Ventures.  Mr. Goren’s business address is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022.

During the last five years, none of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock held of record by SG DMTI were acquired out of working capital.

Item 4.	Purpose of Transaction

SG DMTI entered into a Series B Preferred Stock and Warrant Purchase Agreement dated as of December 30, 2005, pursuant to which SG DMTI purchased 500,000 shares of Series B Preferred Stock of the Company and a warrant exercisable into 386,314,860 shares of Common Stock of the Company (the warrant is attached is attached hereto as Exhibit B).  SG DMTI also has the obligation to purchase an additional 500,000 of Series B Preferred Stock upon satisfaction of certain conditions by the Company.

SG DMTI intends to review its investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.  Depending on various factors including, without limitation, the Company’s financial position, the price level of the Common Stock, conditions in the securities market and general economic and industry conditions, SG DMTI may in the future take such actions with respect to its investment in the Company as it seeks appropriate, including, without limitations, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Series B Preferred Stock or Common Stock, exercise its warrant, selling some its shares of Common Stock or Series B Preferred Stock or changing its intention with any and all matters referred to in Item 4.

Except as described herein, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  SG DMTI is the record owner of a warrant representing, upon exercise, an aggregate of 386,314,860 shares of Common Stock, which will constitute, when issued, approximately 50% of the issued and outstanding shares of Common Stock as of the date hereof.

Ventures may be deemed to be the beneficial owner of a warrant representing, upon exercise, an aggregate of 386,314,860 shares of Common Stock, which will constitute, when issued, approximately 50% of the issued and outstanding shares of Common Stock as of the date hereof, held of record by SG DMTI, of which Ventures (of which Messrs. Sassower and Goren are the managing members) is the managing member.

Philip S. Sassower may be deemed to be the beneficial owner of a warrant representing, upon exercise, an aggregate of 386,314,860 shares of Common Stock, which will constitute, when issued, approximately 50% of the issued and outstanding shares of Common Stock as of the date hereof.  The number of shares beneficially owned by Mr. Sassower includes 386,314,860 shares of Common Stock held of record by SG DMTI and beneficially owned by Ventures, its managing member, of which Mr. Sassower is a managing member.

Andrea Goren may be deemed to be the beneficial owner of a warrant representing, upon exercise, an aggregate of 386,314,860 shares of Common Stock, which will constitute, when issued, approximately 50% of the issued and outstanding shares of Common Stock as of the date hereof.  The number of shares beneficially owned by Mr. Goren includes 386,314,860 shares of Common Stock held of record by SG DMTI and beneficially owned by Ventures, its managing member, of which Mr. Goren is a managing member.

(c)  Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described in Item 4 above, the Reporting Persons are not parties or subject to any contracts, arrangement, understandings or relationships with respect to the securities of the issuer.
Item 7.	Material to Be Filed as Exhibits
Exhibit A:	Joint Filing Agreement, dated January 9, 2006, by and between the Reporting Persons.
Exhibit B:	Warrant, dated December 30, 2005, issued to SG DMTI, exercisable into 386,314,860 shares of Common Stock of the Company.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:    January 9, 2006

/s/ SG DMTI Capital LLC

By: SG Phoenix Ventures LLC
its Managing Member

By:	/s/ Philip S. Sassower
Name: Philip S. Sassower
Title: Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

/s/ SG Phoenix Ventures LLC

By:	/s/ Philip S. Sassower
Name: Philip S. Sassower
Title: Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

/s/ Philip S. Sassower
Philip S. Sassower

/s/ Andrea Goren
Andrea Goren

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Datametrics Corporation.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: January 9, 2006

/s/ SG DMTI Capital LLC

By: SG Phoenix Ventures LLC
its Managing Member

By:	/s/ Philip S. Sassower
Name: Philip S. Sassower
Title: Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

/s/ SG Phoenix Ventures LLC

By:	/s/ Philip S. Sassower
Name: Philip S. Sassower
Title: Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

/s/ Philip S. Sassower
Philip S. Sassower

/s/ Andrea Goren
Andrea Goren

EXHIBIT B

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED OR PLEDGED BY ANY PERSON, UNLESS (1) EITHER (A) A REGISTRATION WITH RESPECT THERETO SHALL BE EFFECTIVE UNDER THE SECURITIES ACT, OR (B) THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT IS AVAILABLE, AND (2) THERE SHALL HAVE BEEN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS.

DATAMETRICS CORPORATION

COMMON STOCK PURCHASE WARRANT

December 30, 2005

Datametrics Corporation, a Delaware corporation (the “Corporation”), hereby certifies that, for value received, SG DMTI CAPITAL LLC or any subsequent holder hereof (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Corporation from time to time at or before 5:00 p.m. New York City time on December 30, 2015 that number of fully paid and nonassessable shares of Common Stock (the “Warrant Shares”), with a par value of $0.01 per share, of the Corporation as is equal to the Warrant Number (as hereinafter defined), at a purchase price per share of $0.01 (the “Purchase Price”).  This Warrant is subject to adjustment as provided herein.

As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

(a)           The term “Common Stock” includes (i) the Corporation’s Common Stock, with a par value of $0.01 per share, as authorized on the date hereof, (ii) any other capital stock of any class or classes (however designated) of the Corporation, authorized on or after such date, the holders of which shall have the right, without limitation as to amount per share, either to all or to a share of the balance of current dividends and liquidating distributions after the payment of dividends and distributions on any shares entitled to preference in the payment thereof, and (iii) any other securities into which or for which any of the securities described in (i) or (ii) above may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

(b)           The term “Corporation” shall include Datametrics Corporation, and any corporation that shall succeed to, or assume the obligations of, the Corporation hereunder.

(c)           The term “Other Securities” refers to any class of stock (other than Common Stock) and other securities of the Corporation or any other person (corporate or otherwise) which the Holder at any time shall be entitled to receive, or shall have received, on the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 or otherwise.

(d)           The term “Warrant Number” shall mean the number of shares of Common Stock of the Corporation for which this Warrant may be exercised, which initially is 386,314,860 and is subject to adjustment as provided hereof.

1.             Exercise of Warrant.

1.1           Exercise.  This Warrant may be exercised at any time and from time to time, in whole or in part, by the Holder by surrender of this Warrant, with the form of subscription at the end hereof duly executed by the Holder, to the Corporation at its principal office, accompanied by payment, in U.S. dollars, via wire transfer or by certified or official bank check payable to the order of the Corporation, in the amount obtained by multiplying the number of shares of Common Stock designated by the Holder in the subscription at the end hereof by the Purchase Price.  On any such partial exercise, the Corporation at its expense will forthwith issue and deliver to or upon the order of the Holder a new Warrant or Warrants of like tenor, or by such other means as permitted hereby, in the name of the Holder or as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock for which such Warrant or Warrants may still be exercised.

1.2           Payment by Surrender of Notes.  Notwithstanding the payment provisions of Section 1.1, all or part of the payment due upon exercise of this Warrant in full or in part may be made by the surrender by the Holder to the Corporation of any promissory notes or other obligations issued by the Corporation.  All payments hereunder by Holder will first applied to reduce any unpaid interest that is due on such notes and obligations and then to reduce the principal amount thereof.  Such notes and obligations so surrendered shall be credited against such payment in an amount equal to the principal amount thereof plus premium (if any) and accrued interest to the date of surrender; provided, however, that the Holder may exercise this Warrant via fax delivery to the Corporation, so long as the original of the applicable promissory notes are delivered to the Corporation within three business days thereafter.

1.3           Corporation Acknowledgment.  The Corporation will, at the time of the exercise of this Warrant, upon the request of the Holder acknowledge in writing its continuing obligation to afford to the Holder any rights to which the Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant.  If the Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Corporation to afford to the Holder any such rights.

1.4           Trustee for the Holder.  In the event that a bank or trust company shall have been appointed as trustee for the Holder, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 14 and shall accept, in its own name for the account of the Corporation or such successor person as may be entitled thereto, all amounts otherwise payable to the Corporation or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

2.             Delivery of Stock Certificates, etc. on Exercise.  As soon as practicable after the exercise of this Warrant in full or in part, and in any event within ten (10) days thereafter (and three (3) days if the Corporation is publicly owned at such time), the Corporation at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as the Holder (upon payment by the Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (or Other Securities) to which the Holder shall be entitled on such exercise, plus, in lieu of any fractional share to which the Holder would otherwise be entitled, cash equal to such fraction multiplied by the then current market value of one full share, together with any other stock or other securities and property (including cash, where applicable) to which the Holder is entitled upon such exercise pursuant to Section 1 or otherwise.  In the event the certificate is not delivered within the time stated herein, the Corporation shall incur a per diem penalty equal to fifteen percent (15%) per annum of the fair market amount of the stock sought to be exercised.

3.             Adjustment for Dividends in Other Stock, Property, etc.; Reclassification, etc.   In case at any time or from time to time, the holders of Common Stock (or Other Securities) in their capacity as such shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

(a)           other or additional stock or other securities or property (other than cash) by way of dividend, or

(b)           any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Corporation), or

(c)           other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares or similar corporate rearrangement, other than additional shares of Common Stock (or Other Securities) issued as a stock dividend or in a stock-split, adjustments in respect of which are provided for in Section 5.3, then and in each such case the Holder, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) which Holder would hold on the date of such exercise if on the date hereof it had been the holder of record of the maximum number of Warrant Shares issuable upon the exercise of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by Sections 4 and 5.

4.             Adjustment for Reorganization, Consolidation, Merger, etc.

4.1           Reorganization, Consolidation, Merger, etc.  In case at any time or from time to time, the Corporation shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Corporation, then, in each such case, the Holder, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which the Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if the Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustments as provided in Sections 3, 4 and 5.  The Corporation hereby covenants that any purchaser of all or substantially all of the Corporation’s assets must affirmatively assume this Warrant as well.

4.2           Dissolution.  In the event of any dissolution of the Corporation following the transfer of all or substantially all of its properties or assets, the Corporation, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by Holder after the effective date of such dissolution pursuant to this Section 4 to the Holder or its designated representative.

4.3           Continuation of Terms.  Upon any reorganization, consolidation, merger, or transfer (and any dissolution following any transfer) referred to in this Section 4, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant, after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Corporation, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 6.

5.             Anti-Dilution Adjustment.

5.1           General.  The Warrant Number shall be subject to adjustment from time to time as hereinafter provided.

5.2           Dividends of Common Stock, Options or Convertible Securities.  In the event that the Corporation shall declare a dividend or make any other distribution upon any stock of the Corporation payable in Common Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration; provided, however, that this Section 5.2 shall not apply to a stock split of the Common Stock payable in the form of a dividend, for which event adjustment shall be made pursuant to Section 5.3.

5.3           Stock Splits and Reverse Splits.  In the event that the Corporation shall at any time either subdivide its outstanding shares of Common Stock into a greater number of shares or effect a stock split of its Common Stock payable in the form of a dividend, the Purchase Price in effect immediately prior to such subdivision shall be proportionately reduced and the Warrant Number purchasable pursuant to this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in the event that the outstanding shares of Common Stock of the Corporation shall at any time be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall be proportionately increased and the Warrant Number in effect immediately prior to such combination shall be proportionately reduced.  Except as provided in this subsection 5.3 no adjustment in the Purchase Price and no change in the Warrant Number shall be made under this Section 5 as a result of or by reason of any such subdivision or combination.

5.4           Record Date as Date of Issue or Sale.  In the event that at any time the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

5.5           Treasury Stock.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares (other than their cancellation without reissuance) shall be considered an issue or sale of Common Stock for the purposes of this Section 5.

6.             No Dilution or Impairment.  The Corporation will not, by amendment of its Restated Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of Holder against dilution or other impairment.  Without limiting the generality of the foregoing, the Corporation (a) will not increase the par value or stated value of any shares of stock receivable on the exercise of this Warrant above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and nonassessable shares of stock on the exercise of this Warrant from time to time, and (c) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Corporation (if the Corporation is not the surviving person), unless such other person shall expressly assume in writing and become bound by all the terms of this Warrant.

7.             Certificate as to Adjustments.  In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of this Warrant, the Corporation will promptly compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Corporation for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Purchase Price and the Warrant Number in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant.  The Corporation will forthwith deliver a copy of such certificate to the Holder of this Warrant, and will, on the written request at any time of the Holder of this Warrant, furnish to such Holder a like certificate setting forth the Purchase Price and the Warrant Number at the time in effect and showing how it was calculated.

8.             Notices of Record Date, etc.  In the event of:

(a)           any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation or any transfer of all or substantially all the assets of the Corporation to or consolidation or merger of the Corporation with or into any other person, or

(b)           any voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, or

(c)           any proposed issue or grant by the Corporation of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of Common Stock on the exercise of this Warrant), then and in each such event the Corporation will deliver or cause to be delivered to the holder of this Warrant a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii)

the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be delivered at least twenty (20) days prior to the date specified in such notice on which any such action is to be taken.

9.             Registration Rights.  The Holder shall be entitled to all the rights set forth in that certain Registration Rights Agreement (as the same may be amended from time to time), dated as of December 30, 2005 between the Corporation and the Holder.  The Corporation and the Holder further agree that for the purposed of said registration Rights Agreement, the Warrant Shares are “Registrable Shares”, as that term is defined in the Registration Rights Agreement.

10.           Transferability.  This Warrant may be transferred by the Holder to any person or entity provided that such transfer complies with all applicable securities laws.  Such transfer may be made without any restrictions other than compliance with all applicable securities laws and the requirement as to the legend.  Upon transfer of this Warrant, the transferee, by accepting this Warrant, agrees to be bound by the provisions, terms, conditions, and limitations of this Warrant.

11.           Representations and Warranties.  The Corporation hereby represents and warrants to the Holder as follows:

11.1         (1) The Corporation has the requisite corporate power and authority to enter into this Warrant, (2) the execution and delivery of this Warrant by the Corporation has been duly authorized by the Corporation’s Board of Directors and no further consent or authorization is required by the Corporation, its Board of Directors or its stockholders, (3) this Warrant has been duly executed and delivered by the Corporation, (4) this Warrant constitutes the valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by (a) laws relating to the availability of specific performance, injunctive relief or other general principles of equity (whether or not such relief is sought at law or equity), (b) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies and (c) limitations imposed by applicable federal and state securities laws upon the enforcement of the indemnification provisions herein, (5) the Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (6) the Corporation has all requisite corporate power and authority to own and operate its property and assets and to conduct its business as now conducted and proposed to be conducted and to consummate the transactions contemplated hereby, (7) the Corporation is duly qualified to conduct its business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it, or in which the transaction of its business makes such qualification necessary, except where such failure to qualify would not have a material adverse effect on the business, properties, assets, operations, condition, financial or otherwise, performance or prospects of the Corporation (a “Material Adverse Effect”) and (8) there is no pending or, to the Corporation’s knowledge, threatened action or proceeding affecting the Corporation before any governmental agency or arbitrator which challenges or relates to this Warrant or which may otherwise have a Material Adverse Effect.

11.2         This Warrant is validly issued and free from any taxes, liens and encumbrances in respect of the issue thereof and is not subject to preemptive rights or other similar rights of stockholders of the Corporation.  The Warrant Shares have been duly authorized and validly reserved for issuance and, upon issuance in accordance with the Restated Certificate of Incorporation and the Bylaws of the Corporation, will be validly issued, fully paid and nonassessable, free of any taxes, liens and encumbrances related to the issuance thereof and not subject to any preemptive rights or similar rights of stockholders.

11.3         Assuming that the Holder is an accredited investor under applicable law and is acquiring this Warrant for its own account, for investment purposes and not with a view to any distribution hereof, the offer, sale and issuance of this Warrant is exempt from the registration requirements of the 1933 Act and from the registration requirements of the applicable state securities laws.

11.4         The issuance, execution and delivery of this Warrant by the Corporation and the issuance of Common Stock upon the exercise hereof will not result in any violation of the Corporation’s Restated Articles of Incorporation or Bylaws (each as currently in effect), or violate or be in conflict with, result in a breach of or constitute, with or without the passage of time and giving of notice, a default under any instrument, judgment, order, writ, decree or contract, statute, rule or regulation to which the Corporation is subject and a violation of which would have a Material Adverse Effect on the condition, financial or otherwise, or operations of the Corporation or result in the creation of any lien, charge or encumbrance upon any material assets of the Corporation or the suspension, revocation, impairment, forfeiture or non-renewal of any material permit, license, authorization or approval applicable to the Corporation, its business or operations, or any of its assets or properties.  The Corporation is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or government or regulatory or self-regulatory agency in order for it to (A) issue, execute or deliver this Warrant, or (B) issue the Warrant Shares upon the exercise hereof.

12.           Exchange of Warrant.  On surrender for exchange of this Warrant, properly endorsed, to the Corporation, the Corporation at its expense will issue and deliver to or on the order of the Holder a new Warrant of like tenor, in the name of the Holder or as the Holder (on payment by such holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face of this Warrant so surrendered.

13.           Replacement of Warrant.  On receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Corporation or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Corporation at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

14.           Warrant Agent.  The Corporation may, by written notice to the holder of this Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 12, and replacing this Warrant pursuant to Section 13, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

15.           Indemnification.  The Corporation hereby agrees to indemnify and hold harmless the Holder and its respective affiliates, directors, officers, partners, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, reasonable fees (including attorneys’, accountants’ and other experts’ fees and disbursements), liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity arising from, by reason of or in connection with any misrepresentation or breach of any representation, warranty or covenant of the Corporation contained in this Warrant or other document delivered by the Company pursuant to or in connection with this Warrant

16.           Remedies.  The Corporation stipulates that the remedies at law of the Holder in the event of any default or threatened default by the Corporation in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

17.           Negotiability, etc.  This Warrant is issued upon the following terms, to all of which the Holder by the taking hereof consents and agrees:

(a)           title to this Warrant may be transferred by endorsement (by the Holder executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery; and

(b)           any person in possession of this Warrant properly endorsed for transfer to such person (including endorsed in blank) is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of its equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby. Nothing in this paragraph (b) shall create any liability on the part of the Corporation beyond any liability or responsibility it has under law.

18.           Notices, etc.  All notices, requests, demands and other communications from the Corporation to the holder hereof shall be in writing and sent by express overnight courier service or electronic facsimile transmission with confirmation of delivery, or delivered at such address as may have been furnished to the Corporation in writing by the holder hereof or, until the holder furnishes to the Corporation an address, then to, and at the address of, the last holder of this Warrant who has so furnished an address to the Corporation.  All such notices, requests, demands and other communications shall, when sent shall be effective upon receipt.  The Corporation agrees to send to the holder of this Warrant all reports that it sends to its shareholders in the ordinary course of business.

19.           Miscellaneous.  This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.  This Warrant shall be construed and enforced in accordance with and governed by the internal laws of the State of New York and venue shall be based in New York City.  The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.  This Warrant is being executed as an instrument under seal.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.  This Warrant reflects the entire understanding of Holder and the Corporation and shall not be contradicted or qualified by any other agreement before the date hereof.  The representations and warranties, covenants and agreements of the Corporation contained herein shall survive the completion of the transactions related to the exercise of this Warrant.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Warrant to be executed by its duly authorized officer as of the date first written above.

DATAMETRICS CORPORATION

By:	/s/ Daniel Bertram
Name: Daniel Bertram
Title: Chief Executive Officer

FORM OF SUBSCRIPTION

(To be signed only on exercise of Warrant)

The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise this Warrant for, and to purchase thereunder,                    shares of Common Stock of Datametrics Corporation and requests that the certificates for such shares be issued in the name of, and delivered to                       , federal taxpayer identification number                   , whose address is                              .

Please check the following:

☐            Payment of the exercise price per share, in the total amount of $ required under the within Warrant.

Dated:
[Name of Holder or his assigns as specified
on the face of this Warrant]

By:
Name:
Title:
Address:

Signed in the presence of:
Name:

FORM OF ASSIGNMENT
(To be signed only on transfer of Warrant)

For value received, the undersigned hereby sells, assigns, and transfers unto           , federal taxpayer identification number            , whose address is                , the right represented by the within Warrant to purchase                  shares of Common Stock of Datametrics Corporation to which the within Warrant relates, and appoints                 Attorney to transfer such right on the books of Datametrics Corporation with full power of substitution in the premises.

Dated:
Name:
Title:
Address:

Signed in the presence of:

Name:
Title:
Address: